

Mail Stop 3561

December 21, 2017

Edith Robinson
Corporate Secretary
Teekay Offshore Partners LP
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton HM 08, Bermuda

> **Re:** **Teekay Offshore Partners LP**
> **Registration Statement on Form F-3**
> **Filed November 24, 2017**
> **File No. 333-22745**

Dear Ms. Robinson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Offerings of a majority-owned subsidiary may be registered on a Form F-3 if the subsidiary satisfies the requirements of General Instruction I.A.5 to Form F-3. It does not appear that Teekay Offshore Finance Corp. is eligible under this instruction. Please advise how it meets the requirements or amend the registration statement to remove Teekay Offshore Finance Corp. as a co-registrant.

2. We note that the debt securities may be guaranteed by one or more of your subsidiaries. See your disclosure on page 42. If this is the case, please register the offer and sale of the guaranteed debt security, identify each of the subsidiaries that will potentially guarantee

the debt securities and have each of the subsidiary guarantors sign the registration statement, or please advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: David Matheson, Esq.
        Perkins Coie LLP